Zanbazan Campaign Video Transcript

My name is Nargis Mougey. I am a mother of two boys, an active duty army officer and the founder of Zanbazan. Zanbazan is a patent pending product that helps mothers who want to rejoin the workforce, as it provides discreet pumping, where you can pump in austere environments and still maintain dignity. We're also pragmatic in that our styles are timeless and you can continue to wear it even when you're done breastfeeding.

I became the first female Cannon Platoon Leader in Airborne M777 Unit in 2012. Nothing was too hard for me to overcome until life threw me a curve ball and that was having a family and figuring out the nuances of being a new mother and balancing career. With my first son, I worked out of a cubicle, much like many women do nowadays. And for me to find time to pump or for a place to pump, it was unknown. Because of this, I actually contracted mastitis not once, but twice. When my second son came around, things were a little different and by being able to use my own product with my second son when I was out in the field, my anxiety of being walked in on or exposed in any way had went down, causing my milk supply to come back.

I know this sounds like a unique story of one woman, but the reality is it's the story of 3.1 million women. Only 49% of employers have work-site lactation support. In fact, a lot of women attribute early weaning to unsupportive work environments, so women are often left on their own to provide solutions. And at Zanbazan, we believe that you don't have to compromise.

The three different garment designs that we offer are a dress, a blouse and a T-shirt. Our dress is called The Dreamer. It's very classy and elegant. Our blouse is called the Take Me Anywhere Blouse. You can dress it up or dress it down. You can literally take it anywhere. And lastly, we have our T-shirt design. You can wear it around the home or you can wear it out and about when you are just busy and doing very active and fun things.

The engineering of the zipper is particular in that I wanted it to be very discreet where it would fall in line with the seam of the shirt and I want it to be functional. So a lot of women are different sizes and so this adjusts to your body. You can open it at different angles or levels and not just for pumping, but as well as for breastfeeding. As we grow, I would like to expand Zanbazan to all working women who in their professions have to wear uniforms. In addition, I would like to do licensing agreements with other retailers, where that way women can still have their sense of fashion, but with the functionality of what Zanbazan has to offer.

I believe that no woman should have to choose between her breastfeeding goals and her career goals, she should be able to do both. I'm looking for that specific investor that sees the potential in this product and has the passion and knows that this can impact a future generation. So join us for the journey at nextseed.com/zanbazan. Thank you.